Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated October 31, 2019 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations as at and for the three and nine months ended September 30, 2019. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2019.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures and Abbreviations
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings (loss), adjusted net earnings (loss) per share, working capital, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, cash flow from operations before changes in working capital, and sustaining capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provide investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); Life of Mine ("LOM"); Internal Rate of Return ("IRR"); and Net Present Value ("NPV").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with over 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, the Company is focused on creating value for its stakeholders at each stage of the mining process.
Eldorado’s operations are global and the Company has assets in Turkey, Canada, Greece, Romania, Serbia and Brazil. The Company operates five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are wholly-owned gold mines, while 95% owned Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing Eldorado’s producing portfolio is the Company’s advanced stage development project, the Skouries (95% ownership) gold-copper project in northern Greece. Skouries is currently on care and maintenance. Eldorado is working with the Greek government to achieve the necessary conditions required to restart full construction. These include a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
Other development projects in Eldorado’s portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.
The Company’s operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs at Lamaque, Efemcukuru, Olympias and Stratoni in 2019. Eldorado also conducts early-stage exploration programs in highly-prospective regions to provide low cost growth through discovery.
Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of the Company’s in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Third Quarter 2019 and Subsequent Period Highlights

•
Extension of mine life at Kisladag supported by recent test results: Waste stripping to support a mine life extension at Kisladag is underway. Recent test results confirm recoveries from leaching deeper material over 250 day cycles support an extension of mine life beyond the Company's current three year guidance. Testwork is still ongoing and the Company expects to update long term guidance at Kisladag based on the results of this testwork, which are expected to be available in Q1 2020.

•
Permits for Skouries and Olympias received: Permits allow for, among other things, installation of electrical and mechanical equipment at Skouries and Olympias. Subsequent to the quarter the Company also received approval for the Skouries building permit, which will allow the Company to begin installation of the Skouries mill building, and consent from the Central Archaeological Council to relocate an ancient mining furnace from the Skouries open pit area, subject to Ministerial approval.

•
Successful ramp up at Lamaque: Lamaque achieved commercial production in April 2019 and has had two successful operating quarters. In September 2019, the Company announced that it is undertaking a Preliminary Economic Assessment (“PEA”) to increase average annual production from approximately 130,000 ounces of gold to approximately 170,000 ounces of gold.

•
Increased Q3 gold production and reiterating 2019 annual guidance: Gold production for the quarter totalled 101,596 ounces with 276,376 ounces produced year-to-date. Quarterly production included 32,037 ounces from Lamaque in its second quarter of commercial operations and was partially offset by a decrease in production at Olympias as a result of reduced tonnage fed to the processing plant.

•
Steady EBITDA: Higher sales volumes in the quarter resulted in earnings before interest, taxes and depreciation and amortization ("EBITDA") of $73.2 million. Adjusted EBITDA of $75.9 million excludes the impact of non-cash share-based compensation expense.

•
Liquidity strengthened: The Company finished the quarter with approximately $322 million of liquidity including $134.9 million in cash, cash equivalents and term deposits and approximately $187 million available under its $250 million revolving credit facility, with $63 million of capacity on the revolving credit facility allocated to secure certain reclamation obligations in connection with its operations.

•
Positive net earnings per share: Net earnings to shareholders in the quarter totalled $4.2 million, or $0.03 per share. Adjusted net earnings were $7.5 million, or $0.05 per share, after adjusting for non-cash deferred tax expense relating to foreign currency exchange rate fluctuations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Review of Financial Results

	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Revenue (1)	$172.3	$81.1	$426.0	$366.1
Gold revenue (1)	$150.2	$76.0	$355.6	$312.8
Gold produced (oz) (2)	101,596	84,783	276,376	273,261
Gold sold (oz) (1)	99,241	64,589	256,000	245,400
Average realized gold price ($/oz sold) (6)	$1,513	$1,177	$1,389	$1,274
Cash operating costs ($/oz sold) (3,6)	560	754	602	625
Total cash costs ($/oz sold) (3,6)	603	762	641	647
All-in sustaining costs ($/oz sold) (3,6)	1,031	1,112	998	944
Net earnings (loss) for the period (4,5)	4.2	(128.0)	(10.6)	(143.7)
Net earnings (loss) per share – basic ($/share) (4)	0.03	(0.81)	(0.07)	(0.91)
Adjusted net earnings (loss) (4,5,6)	7.5	(21.9)	(14.7)	(9.5)
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.05	(0.14)	(0.09)	(0.06)
Cash flow from operating activities before changes in working capital (6,7)	62.9	(1.7)	108.6	60.4
Cash, cash equivalents and term deposits	$134.9	$385.0	$134.9	$385.0

(1)	Excludes sales of inventory mined at Lamaque and Olympias (Q1 2018) during the pre-commercial production period.

(2)	Includes pre-commercial production at Lamaque and Olympias (Q1 2018).

(3)	By-product revenues are off-set against cash operating costs.

(4)	Attributable to shareholders of the Company.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.

(6)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(7)	2018 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in the current periods.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
Production, Sales and Revenue
In Q3 2019 the Company produced 101,596 ounces of gold, compared to Q3 2018 production of 84,783 ounces.

•	Kisladag produced 35,885 ounces during the quarter, an increase of 5% from Q3 2018 production of 34,070 ounces, with increases due to new ore placement on the leach pad beginning in April 2019.

•	Lamaque produced 32,037 ounces during the quarter, maintaining strong recoveries and ore grades.

•
Efemcukuru produced 25,733 ounces during the quarter, an increase of 5% from Q3 2018 production of 24,493 ounces, primarily a result of increased tonnage fed to the processing plant, partially offset by lower grades.

•	Olympias produced 7,941 ounces during the quarter, a decrease of 38% from Q3 2018 production of 12,790 ounces, as a result of reduced tonnage to the processing plant.
The Company's forecast for full-year consolidated production remains unchanged and within the previously published range of 390,000-420,000 ounces of gold at cash operating costs of $550-600 per ounce of gold sold and all-in-sustaining costs of $900-1000 per ounce of gold sold.
Gold sales from commercial operations in Q3 2019 totalled 99,241 ounces, compared with 64,589 ounces in Q3 2018. The 54% higher sales volume compared with the prior year's quarter were primarily due to the sale of 31,122 ounces from Lamaque in its second quarter of commercial operations.
The average realized gold price in Q3 2019 was $1,513 per ounce, 29% higher than the average realized gold price of $1,177 per ounce in Q3 2018 and reflecting a strong gold price throughout the quarter. Total revenue was $172.3 million in Q3 2019 compared to $81.1 million in Q3 2018, as a result of the higher gold sales volume and a higher average realized gold price.
Total revenue was $426.0 million in the nine months ended September 30, 2019, an increase of 16% from total revenue of $366.1 million in the nine months ended September 30, 2018. The increase was primarily due to $78.5 million of revenue contributed by Lamaque following the commencement of commercial operations in April 2019 and $19.9 million of additional revenue at Efemcukuru as a result of increased production and higher gold prices. These increases were partially offset by $62.5 million lower revenue from Kisladag due to lower production in the first half of the year as a result of the suspension of mining and stacking of ore on the leach pad from April 2018 through March 2019.
Unit Cost Performance
Cash operating costs in Q3 2019 averaged $560 per ounce sold, a decrease from $754 per ounce sold in Q3 2018 and cash operating costs averaged $602 per ounce sold in the nine months ended September 30, 2019, a decrease from $625 in the nine months ended September 30, 2018. The improvement in both the three and nine-month periods is primarily due to the ramp-up of mining, crushing and placement of ore on the Kisladag heap leach pad beginning in April 2019 and the partial allocation of processing costs to gold inventory in the heap leach pad. This was partially offset by higher cash operating costs per ounce sold at Olympias as a result of lower production levels and at Efemcukuru as a result of increased transportation costs and treatment charges.
AISC per ounce sold averaged $1,031 in Q3 2019, compared with $1,112 in Q3 2018, reflecting the decrease in cash operating costs per ounce sold, and partially offset by higher sustaining capital expenditures in the quarter compared to the prior year. Sustaining capital expenditures at gold operations totalled $30.0 million ($302 per ounce sold) in Q3 2019, compared to $12.1 million ($187 per ounce sold) in Q3 2018, primarily due to the inclusion of $15.9 million of sustaining capital expenditures at Lamaque for underground development and tailings dam expansion. AISC per ounce sold averaged $998 in the nine months ended September 30, 2019, an increase from $944 in the nine months ended September 30, 2018. The increase was primarily due to an increase in AISC per ounce sold at Olympias as a result of lower production levels and at Efemcukuru as a result of increased transportation costs and treatment charges.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Other Expenses
Exploration and evaluation expenses decreased to $2.8 million in Q3 2019 from $8.0 million in Q3 2018 and to $10.7 million in the nine months ended September 30, 2019 from $26.7 million in the nine months ended September 30, 2018. The decrease in both periods was due to a continued focus on brownfield resource expansion at the Company's mining operations and development projects.
Mine standby costs of $2.5 million related to Skouries, Perama Hill and Vila Nova were incurred during the quarter and reflected a decrease from $4.5 million in Q3 2018. The decrease was due to the resumption of mining, crushing and placing of ore on the Kisladag heap leach pad from April 2019. A portion of costs related to Kisladag were included in mine standby costs in Q3 2018 during the period that mining and crushing activities were suspended. Mine standby costs were $14.0 million in the nine months ended September 30, 2019 reflecting an increase from $11.5 million in the nine months ended September 30, 2018. The increase was primarily due to higher Kisladag standby costs in Q1 2019 as the mine was preparing to recommence operations in April 2019.
General and administrative expenses decreased to $7.4 million in Q3 2019 from $10.9 million in Q3 2018 and to $22.7 million in the nine months ended September 30, 2019 from $33.1 million in the nine months ended September 30, 2018. The decrease in both periods primarily reflects the allocation beginning in 2019 of in-country office general and administrative expenses related to supporting the operations to production costs.
Other income totalled $0.9 million in Q3 2019, compared with $6.3 million in Q3 2018 and included a $3.0 million decrease in interest income as a result of lower cash balances in the quarter as compared to the prior year. In the nine months ended September 30, 2019, other income totalled $11.2 million, a decrease from $13.9 million in the nine months ended September 30, 2018 and included a $5.1 million decrease in interest income as a result of lower cash balances and a $4.5 million decrease due to gains recognized on derivatives and other investments in the prior year. These decreases were partially offset by a gain of $8.1 million from the sale in June 2019 of a net smelter royalty held on a property in Turkey. $1.6 million of the consideration was received in cash at the time of sale. Of the remaining proceeds, $5.0 million was settled in October 2019 through the transfer of an exploration license for a property in Turkey and $1.5 million will be settled in cash in December 2019.
Finance costs in Q3 2019 totalled $13.2 million, compared with $0.8 million in Q3 2018, and in the nine months ended September 30, 2019 totalled $37.3 million, as compared with $8.1 million in the nine months ended September 30, 2018. The significant increases in both periods were primarily due to interest no longer capitalized commencing in the quarter following the commencement of commercial operations at Lamaque in April 2019 and the transfer of Skouries to care and maintenance at the end of 2018. In the three and nine months ended September 30, 2018, $9.9 million and $24.0 million of interest was capitalized, respectively at Skouries and Lamaque. Finance costs in the nine months ended September 30, 2019 also included $3.6 million from the write-off of remaining unamortized transaction costs related to the debt that was redeemed in June 2019.
In Q3 2019, tax expense was $15.9 million, including current income taxes of $10.1 million primarily relating to operations in Turkey and deferred taxes of $5.8 million primarily due to movements in property, plant and equipment and foreign currency exchange rate fluctuations. In Q3 2018, a $23.5 million deferred income tax recovery was recognized relating to the impairment of the Kisladag heap leach assets. In the nine months ended September 30, 2019, tax expense was $29.9 million, including current income taxes of $40.5 million primarily relating to operations in Turkey and a deferred tax recovery of $10.6 million relating to withholding taxes on inter-company profit distributions.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Net Earnings to Shareholders
The Company reported net earnings to shareholders in Q3 2019 of $4.2 million, ($0.03 per share) compared to a net loss of $128.0 million ($0.81 loss per share) in Q3 2018. The improvement was primarily a result of higher sales volume and an impairment charge in Q3 2018 of $117.6 million ($94.1 million net of deferred income tax recovery) relating to the Kisladag heap leach operations. Net loss attributable to shareholders in the nine months ended September 30, 2019 totalled $10.6 million ($0.07 loss per share) compared to $143.7 million ($0.91 loss per share) in the nine months ended September 30, 2018. The year-to-date net loss is primarily attributable to lower sales volumes in the first half of 2019 as compared to the prior year, mainly as a result of lower production from Kisladag due to the suspension of mining and stacking of ore on the leach pad from April 2018 through March 2019. Sales volumes also decreased at Olympias in the nine months ended September 30, 2019 due to lower production. Net earnings in the nine months ended September 30, 2019 also included an $11.7 million partial reversal of impairment relating to property, plant and equipment and iron ore inventory at the Vila Nova mine, currently on care and maintenance. The impairment reversal was recorded as a result of a plan to sell Vila Nova and reflects the fair value of these assets based on the expected sale consideration.
In Q3 2019, adjusted net earnings were $7.5 million ($0.05 per share), compared to adjusted net loss of $21.9 million ($0.14 loss per share) in Q3 2018. Adjusted net earnings in Q3 2019 removes, among other things, $3.4 million of deferred tax expense relating to foreign currency exchange rate fluctuations. Adjusted net loss in Q3 2018 primarily removes the $117.6 million impairment charge ($94.1 million net of deferred income tax recovery) relating to the Kisladag heap leach operations. For the nine months ended September 30, 2019, the adjusted net loss was $14.7 million ($0.09 loss per share), compared to adjusted net loss in the nine months ended September 30, 2018 of $9.5 million ($0.06 loss per share). The 2019 adjusted net loss on a year-to-date basis removes, among other things, the $8.1 million gain on sale of the net smelter royalty interest, the $11.7 million reversal of impairment for Vila Nova and the $3.6 million write-off of unamortized transaction costs relating to the debt that was redeemed during the year.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Operations Update
Gold Operations

	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Total
Ounces produced (1)	101,596	84,783	276,376	273,261
Ounces sold (2)	99,241	64,589	256,000	245,400
Cash operating costs ($/oz sold) (4)	$560	$754	$602	$625
All-in sustaining costs ($/oz sold) (4)	$1,031	$1,112	$998	$944
Sustaining capex (4)	$30.0	$12.1	$56.3	$37.2
Kisladag
Ounces produced (3)	35,885	34,070	89,204	143,814
Ounces sold	35,881	34,069	89,208	143,539
Cash operating costs ($/oz sold) (4)	$399	$890	$442	$685
All-in sustaining costs ($/oz sold) (4)	$566	$1,010	$580	$821
Sustaining capex (4)	$3.9	$3.3	$8.0	$13.6
Lamaque
Ounces produced (1)	32,037	13,430	84,855	19,304
Ounces sold (2)	31,122	n/a	55,452	n/a
Cash operating costs ($/oz sold) (4)	$480	n/a	$496	n/a
All-in sustaining costs ($/oz sold) (4)	$1,089	n/a	$968	n/a
Sustaining capex (4)	$15.9	n/a	$21.2	n/a
Efemcukuru
Ounces produced	25,733	24,493	77,524	71,494
Ounces sold	25,583	23,104	80,222	73,957
Cash operating costs ($/oz sold) (4)	$591	$456	$596	$503
All-in sustaining costs ($/oz sold) (4)	$900	$766	$859	$769
Sustaining capex (4)	$5.2	$5.7	$14.2	$15.3
Olympias
Ounces produced	7,941	12,790	24,793	38,649
Ounces sold	6,655	7,416	31,118	27,904
Cash operating costs ($/ounce)	$1,678	$1,058	$1,268	$643
All in sustaining costs ($/ounce)	$2,598	$1,688	$1,776	$1,107
Sustaining capex	$4.9	$3.1	$12.9	$8.3

(1)	Includes pre-commercial production at Lamaque and at Olympias (Q1 2018).

(2)
Excludes sales of inventory produced at Lamaque and Olympias (Q1 2018) during the pre-commercial production period. In the nine months ended September 30, 2019, 27,627 ounces were sold from inventory produced during the pre-commercial production period.

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Quarterly Review – Operations
Kisladag

Operating Data (1)	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Tonnes placed on pad	2,607,488	—	5,287,957	3,206,494
Head grade (g/t Au)	1.12	n/a	1.11	1.13
Gold (oz)
- Produced	35,885	34,070	89,204	143,814
- Sold	35,881	34,069	89,208	143,539
Cash operating costs ($/oz sold)	$399	$890	$442	$685
All-in sustaining costs ($/oz sold)	$566	$1,010	$580	$821
Financial Data
Gold revenue	$53.2	$41.2	$123.1	$185.6
Depreciation and depletion	8.0	6.4	17.8	34.9
Earnings from mining operations	29.5	4.4	63.3	49.8
Sustaining capital expenditures	$3.9	$3.3	$8.0	$13.6

(1)	Suspension of ore placement on the heap leach pad from April 2018 through March 2019.

Mining, crushing and placing of ore on the Kisladag heap leach pad resumed as of April 1, 2019, following the suspension of new ore placement on the leach pad from April 2018. The first area of newly-stacked ore since April 2018 was put under irrigation in April 2019.
In Q3 2019, Kisladag produced 35,885 ounces of gold, reflecting a 38% increase from Q2 2019 production of 26,072 ounces due to recoveries benefiting from newly-stacked ore since April 2019. In Q3 2018, Kisladag produced 34,070 ounces of gold, reflecting decreasing production due to the suspension of mining, crushing and stacking of new ore as of April 2018.
The increase in gold revenue to $53.2 million in Q3 2019 from $41.2 million in Q3 2018 reflected increased gold prices and increased production in the quarter.
Cash operating costs per ounce sold improved to $399 in Q3 2019 from $890 in Q3 2018. The significant decrease was primarily due to the allocation of processing costs directly to ounces produced in Q3 2018 during the period that mining was suspended. In Q3 2019, these processing costs were partially allocated to increases in leach pad gold inventory. In the nine months ended September 30, 2019, cash operating costs per ounce sold also benefited from initiatives to improve labour productivity realized with the resumption of mining, crushing and stacking of ore.
AISC per ounce sold improved to $566 in Q3 2019 from $1,010 in Q3 2018. The decrease is a result of the lower cash costs per ounce sold partially offset by a slight increase in sustaining capital expenditure to $3.9 million in Q3 2019 from $3.3 million in Q3 2018.
Recent test results from Kisladag confirm that recoveries from leaching deeper material over 250 day cycles support an extension of mine life beyond the Company’s current three year guidance. Waste stripping to support a mine life extension commenced in October 2019 and will continue over the remainder of 2019 with estimated expenditure of $4.0 million. Testwork is still ongoing to determine the ultimate heap leach recovery of this material and thus the ultimate length of the mine life extension. The Company expects to update long term guidance at Kisladag based on the results of this testwork, which are expected to be available in Q1 2020.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Lamaque

Operating Data	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Tonnes milled	147,268	n/a	294,648	n/a
Head grade (g/t Au)	7.13	n/a	7.22	n/a
Average recovery rate	97.4%	n/a	96.5%	n/a
Gold (oz)
- Produced (1)	32,037	13,430	84,855	19,304
- Sold (2)	31,122	n/a	55,452	n/a
Cash operating costs ($/oz sold)	$480	n/a	$496	n/a
All-in sustaining costs ($/oz sold)	$1,089	n/a	$968	n/a
Financial Data
Gold revenue	$46.1	n/a	$78.5	n/a
Silver and base metal revenue	0.2	n/a	0.4	n/a
Depreciation and depletion	14.5	n/a	24.9	n/a
Earnings from mining operations	16.0	n/a	24.5	n/a
Sustaining capital expenditures	$15.9	n/a	$21.2	n/a

(1)	Includes 24,735 ounces produced from ore mined during the pre-commercial production period.

(2)	Does not include 27,627 ounces sold from ore mined during the pre-commercial production period.

Commercial operations commenced at the Lamaque mine in April 2019. Lamaque produced 32,037 ounces of gold in Q3 2019, reflecting good ore availability and a shift to slightly lower-grade ore stopes with an average gold grade of 7.13 grams per tonne as compared to 7.31 in the previous quarter. All ore was processed at the Sigma Mill in Q3 2019 with the average gold recovery rate of 97.4% above the expected rate of 95%.
Gold revenue of $46.1 million was realized in Q3 2019 from gold sales of 31,122 ounces and benefited from an increase in gold price.
Cash operating costs in Q3 2019 were $480 per ounce sold, an improvement from $517 per ounce sold in the previous quarter and reflecting continued strong production. AISC in Q3 2019 was $1,089 per ounce sold, an increase from $814 per ounce sold in the previous quarter and was inclusive of sustaining capital expenditure related primarily to underground development and seasonal tailings dam expansion. During Q2 2019, approval of the final permits for the tailings management facility were received as expected and construction of the second phase of the facility commenced. This work is expected to be completed in the fourth quarter.
Growth capital expenditure totalled $5.0 million in Q3 2019 including $1.5 million relating to the partial repurchase of a net smelter return royalty interest, as well as remaining equipment purchases.
The Company is evaluating an expansion at Lamaque which would increase throughput from an average of approximately 1,800 tonnes per day ("tpd") to 2,500 tpd and increase average annual production from approximately 130,000 ounces of gold to approximately 170,000 ounces of gold. Work has commenced on a Preliminary Economic Assessment ("PEA") for this expansion, which is expected to be completed in Q4 2019. The PEA will include three distinct phases: a two kilometre decline and conveyor system from the Sigma Mill to the 400 metre level of the Triangle Deposit, upgrades to the Sigma Mill to allow for increased throughput, and construction of a paste plant to provide a long-term tailings solution.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Tonnes milled	136,326	120,491	388,510	371,130
Head grade (g/t Au)	6.60	7.30	7.04	6.84
Average recovery rate (to concentrate)	93.8%	94.5%	93.8%	94.5%
Gold (oz)
- Produced	25,733	24,493	77,524	71,494
- Sold	25,583	23,104	80,222	73,957
Cash operating costs ($/oz sold)	$591	$456	$596	$503
All-in sustaining costs ($/oz sold)	$900	$766	$859	$769
Financial Data
Gold revenue	$41.3	$27.4	$113.9	$94.0
Depreciation and depletion	9.1	7.8	26.6	26.2
Earnings from mining operations	15.6	8.7	35.6	28.8
Sustaining capital expenditures	$5.2	$5.7	$14.2	$15.3

Efemcukuru produced 25,733 ounces of gold in Q3 2019, compared with 24,493 ounces of gold in Q3 2018. The 5% increase in production was primarily due to increased tonnes milled, partially offset by lower average head grade.
Gold revenue in Q3 2019 increased to $41.3 million from $27.4 million in Q3 2018 as a result of higher sales volumes and increased gold prices in the quarter.
Cash operating costs were $591 per ounce sold in Q3 2019 compared to $456 per ounce sold in Q3 2018, primarily a reflection of higher transportation costs and treatment charges. Additionally, penalty rates for impurities are slightly higher due to changes in market conditions. Sustaining capital expenditure was $5.2 million in Q3 2019, slightly lower than $5.7 million in Q3 2018. The increase in AISC per ounce sold to $900 in Q3 2019 from $766 in Q3 2018, was in line with higher cash operating costs in the quarter.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Olympias

Operating Data	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Tonnes milled	80,514	90,426	224,476	260,821
Head grade (g/t Au)	5.86	7.62	6.56	7.94
Average gold recovery rate (to concentrate)	84.5%	82.0%	83.6%	82.9%
Gold (oz) (1,2)
- Produced	7,941	12,790	24,793	38,649
- Sold	6,655	7,416	31,118	27,904
Silver (oz) (2)	170,776	133,554	419,068	436,763
Lead (t) (2)	1,632	1,227	4,169	4,312
Zinc (t) (2)	1,654	1,998	5,313	6,283
Cash operating costs ($/oz sold)	$1,678	$1,058	$1,268	$643
All-in sustaining costs ($/oz sold)	$2,598	$1,688	$1,776	$1,107
Financial Data
Gold revenue	$9.6	$7.5	$40.1	$33.8
Silver and base metal revenue	10.1	1.8	30.2	20.9
Depreciation and depletion	9.4	5.4	31.6	21.6
(Loss) earnings from mining operations	(11.8)	(5.8)	(32.9)	(6.6)
Sustaining capital expenditures	$4.9	$3.1	$12.9	$8.3

(1)	Includes pre-commercial production in Q1 2018 and payable ounces in Pb-Ag concentrate.

(2)	Payable metal produced.

Olympias produced 7,941 ounces of gold in Q3 2019, compared with 12,790 ounces in Q3 2018. The 38% decrease in production was primarily due to reduced tonnage fed to the processing plant as a result of limited ore production from underground stopes, combined with lower average head grade. During the quarter, measures to increase production volumes were introduced in key areas of the operation and will support a ramp up of production. These measures included increased capital development resources and other operational improvement initiatives.
Other metal production in Q3 2019 included 170,776 silver ounces (Q3 2018: 133,554 ounces), 1,632 lead tonnes (Q3 2018: 1,227 tonnes) and 1,654 zinc tonnes (Q3 2018: 1,998 tonnes). Silver and lead production increased in Q3 2019 compared to Q3 2018 as a result of significantly higher process recoveries despite the reduced tonnage to the processing plant.
Gold ounces sold of 6,655 in Q3 2019 decreased from 7,416 in Q3 2018 as a result of the lower production in the quarter and the timing of sales. Silver and base metal revenue increased to $10.1 million in Q3 2019 from $1.8 million in Q3 2018 due to timing of sales and improved recoveries.
Cash operating costs in Q3 2019 were $1,678 per ounce sold, compared with $1,058 per ounce sold in Q3 2018. The significant increase was due to reduced throughput and lower production volumes in Q3 2019. The increase in cash operating cost, combined with an increase in sustaining capital in the quarter to support production improvement initiatives, resulted in an increase in AISC to $2,598 per ounce sold in Q3 2019 from $1,688 per ounce sold in Q3 2018.
In September 2019, an installation permit was received from the Greek Ministry of Energy and the Environment allowing for installation of an upgraded electrical substation and construction of support facilities. These projects will be considered as part of the Company's annual planning process.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Tonnes ore processed (dry)	44,664	37,459	129,651	111,306
Pb feed grade	4.3%	6.4%	5.1%	6.7%
Zn feed grade	6.9%	9.2%	8.3%	9.4%
Tonnes of concentrate produced	7,849	9,420	27,447	28,461
Tonnes of concentrate sold	8,868	2,832	30,172	22,580
Average realized concentrate price ($/t sold) (1)	$1,191	$839	$1,227	$1,265
Cash operating costs ($/t of concentrate sold)	$1,482	$1,476	$1,301	$1,147
Financial Data
Concentrate revenues	$10.6	$2.4	$37.0	$28.6
Earnings (loss) from mining operations	(2.5)	(1.9)	(3.3)	(2.1)
Sustaining capital expenditures	$2.2	$—	$4.7	$—

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 7,849 tonnes of concentrate in Q3 2019, compared to 9,420 tonnes in Q3 2018. The decrease resulted from lower feed grades, partially offset by increased ore throughput.
Revenue increased to $10.6 million in Q3 2019 from $2.4 million in Q3 2018 primarily due to increased volumes of concentrate sold as a result of timing of sales and a higher average price per tonne of concentrate sold.
Cash operating costs of $1,482 per tonne sold in Q3 2019 were relatively consistent with $1,476 per tonne sold in Q3 2018.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Development Projects
Skouries – Greece
In September 2019, electromechanical installation permit approvals were received from the Greek Ministry of Energy and Environment allowing for the installation of mechanical and electrical equipment at the flotation plant to be completed as well as the installation of additional surface facilities. In October 2019, the Company received approval for the Skouries building permit which will allow the Company to begin installation of the Skouries mill building. Additionally, consent to relocate an ancient mining furnace from the Skouries open pit area was received from the Central Archaeological Council, subject to Ministerial approval. While Skouries continues to remain in care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, are intended to be completed in Q4 2019 and early 2020 to protect the plant assets. Capital expenditure for asset protection works is estimated to be approximately $5.0 million.
Eldorado continues to work with the Greek government to achieve the necessary conditions required to re-start full construction at Skouries. These include approval to implement dry stack tailings at Skouries, a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
$1.9 million was spent during the quarter on care and maintenance activities and was included in mine standby costs.
Perama Hill - Greece
Work was re-initiated on the project which was largely on hold since 2014. Work began on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updated operating costs and gold price. A project review is underway to evaluate the site conditions and project designs evaluating changes in legislation, best practices, and possible optimizations of the site and process. The permitting documentation is being reassessed and updated; after establishing the current requirements a revised path forward and schedule for the project will be developed.
Tocantinzinho – Brazil
During Q2 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR on August 9, 2019. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,500, IRR is 19.7% with an NPV of $409 million at a 5% discount rate.
Vila Nova – Brazil
In July 2019, the Company executed a sale agreement for the Vila Nova iron ore mine for consideration of $9 million in cash and subject to the purchaser securing financing and other standard closing conditions. The sale was not completed and the Company is currently in discussions with other potential purchasers. Vila Nova was placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices. Accordingly, an $11.7 million partial reversal of impairment relating to property, plant and equipment and iron ore inventory was recorded in income in Q2 2019 to record these assets at their estimated fair value based on the expected sale consideration. $0.4 million was spent at Vila Nova in the quarter and was included in mine standby costs.
Certej – Romania
Process optimization design work advanced in Q3 2019 focused on investigating flotation recoveries at lower mass pulls. Some minor construction work as well as environmental monitoring continued at the site. Spending totalled $1.1 million in the quarter and was included in exploration and evaluation expenditure.
Kisladag Mill - Turkey
Engineering studies for the mill project concluded in Q1 2019 and resources were demobilized and reallocated.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Exploration and Evaluation
Exploration and evaluation expenditures in Q3 2019 were primarily related to brownfields resource expansion programs at the Company’s operations in Canada, Turkey and Greece, to project generation and early-stage projects in Turkey, and to process optimization work at the Certej Project in Romania (see section - Development Projects).
Exploration and evaluation expenditure is expensed when it relates to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditure is capitalized once there is sufficient evidence to support the probability of generating positive economic returns in the future.
In Q3 2019, exploration and evaluation expense totalled $2.8 million, including $1.1 million of spending at Certej, with the remainder spent primarily in Turkey and at Lamaque. In Q3 2019, $3.2 million was capitalized relating to resource expansion programs at Lamaque, Efemcukuru, Olympias and Stratoni.
At Lamaque, 15,122 metres of drilling during the quarter focused on resource expansion in the lower Triangle Deposit and testing nearby early-stage targets. Drilling results included new stepout intercepts on the C7, C9, C9b and C10 zones, as well as further delineation of stockwork-hosted mineralized zones. Drilling also tested targets associated with historically-mined extension vein networks in the P5 flats area. Late in the quarter drilling commenced at Vein 6, where previous drilling identified high-grade mineralization in several stacked shear zones.
At Efemcukuru, 8,255 metres of drilling was completed during the quarter on the Kokarpinar vein systems and on vein targets in the footwall to the Kestane Beleni vein system. This included stepout drilling of inferred resources zones at Kokarpinar South, and delination drilling at Kokarpinar Middle.
At Stratoni, 815 metres of drilling targeted the lower part of the Mavres Petres orebody during the quarter. Drilling was suspended early in the quarter to allow for development of additional underground platforms to target extensions to mineralization defined by recent drill intercepts. Late in the quarter, underground drilling commenced at the Olympias mine, testing targets associated with marble lenses in the immediate footwall to existing ore bodies.

Quarterly Results

	2019	2019	2019	2018	2018	2018	2018	2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$172.3	$173.7	$80.0	$92.8	$81.1	$153.2	$131.9	$101.4
Impairment charges (reversals), net of tax	—	(11.7)	—	234.4	94.1	—	—	37.5
Net earnings/(loss) (1)	$4.2	$12.2	($27.0)	($218.2)	($128.0)	($24.4)	$8.7	($20.7)
Net earnings (loss) per share (1)
- basic	0.03	0.08	(0.17)	(1.38)	(0.81)	(0.15)	0.05	(0.15)
- diluted	0.03	0.08	(0.17)	(1.38)	(0.81)	(0.15)	0.05	(0.15)
(1) Attributable to Shareholders of the Company.

Revenue and earnings were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 and at Olympias in Q1 2018 impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q3 2018 and Q4 2018 were negatively impacted by impairments of the Company's assets in Greece and Turkey.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities was $51.2 million in Q3 2019 compared to $14.0 million in Q3 2018 and $101.6 million in the nine months ended September 30, 2019 compared to $62.6 million in the nine months ended September 30, 2018. The increases in both periods were primarily a result of higher sales volumes and a higher average realized gold price in Q3 2019. Interest payments of $3.5 million were made in Q3 2019 relating to the Company's $200 million term loan. Interest payments were $18.6 million in the nine months ended September 30, 2019 and included $14.9 million of interest paid in Q2 2019, primarily relating to the $600 million senior notes at the time of their redemption in June 2019.
The negative working capital change of $11.7 million in Q3 2019 reflected an increase in inventory and a decrease in accounts payable and accrued liabilities in the quarter, partially offset by a decrease in accounts receivable. The increase in inventory primarily relates to the Kisladag heap leach pad as new material was added through the quarter following the resumption of mining and stacking activities in April 2019. The decrease in accounts payable included $8.6 million of tax payments.
Investing Activities
The Company invested $34.8 million and $148.7 million in capital expenditures on a cash basis in the three and nine months ended September 30, 2019, respectively.
Sustaining capital spending at producing mines, including capitalized leases, totalled $33.7 million and $62.5 million in the three and nine months ended September 30, 2019, respectively. Growth and development project capital expenditure was $8.2 million and $44.0 million in the respective three and nine-month periods on an accrual basis. Differences between capital expenditures on a cash basis and an accrual basis primarily reflect the timing of payments and equipment purchased through leasing arrangements. In Q3 2019, growth and development project expenditure of $5.0 million at Lamaque included the partial repurchase of a net smelter return royalty interest, as well as remaining equipment purchases. In the nine months ended September 30, 2019, growth and development project expenditure primarily reflected spending at Lamaque in Q1 2019 prior to commencing commercial operations in Q2 2019 and included $3.8 million of capitalized interest and $12.2 million net proceeds from pre-commercial production sales in the first half of 2019. Capitalized evaluation expenditures totalled $3.2 million and $8.2 million in the three and nine months ended September 30, 2019, respectively, related to delineation drilling programs.
Payments of interest attributable to the financing of project construction or development is capitalized for accounting purposes and included in investing activities. $3.8 million of capitalized interest was paid in the nine months ended September 30, 2019 relating to Lamaque. No interest was capitalized in Q3 2019 following the commencement of commercial operations at Lamaque in April 2019 and the transfer of Skouries to care and maintenance at the end of 2018.
Investment in capital expenditure in the nine months ended September 30, 2019 was partially offset by a release of $10.5 million of restricted cash used to secure certain reclamation obligations in connection with the Company's operations that are now secured under the Company's revolving credit facility.
Financing Activities
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. In May 2019, the Company also executed a $450 million amended and restated senior secured credit facility (“the third amended and restated credit agreement” or “TARCA”), consisting of:

•	a $200 million non-revolving term loan repayable in six equal semi-annual payments commencing June 30, 2020 (the "term loan"); and

•	a $250 million revolving credit facility with a maturity date of June 5, 2024.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Net proceeds from the senior secured notes and term loan, together with $100 million of cash on hand, were used to redeem in whole for cash the Company's existing $600 million 6.125% notes due December 2020. Accrued interest of $18.1 million was also paid upon redemption.
$300 million Senior Secured Second Lien Notes
The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The Company received $287.1 million from the offering, which is net of the original issue discount of $6.0 million, and the commission payment and certain transaction costs paid to or on behalf of lenders totalling $6.9 million. The debt is also presented net of transaction costs of $2.3 million incurred directly by the Company in conjunction with the offering. The original discount, commission payment and transaction costs will be amortized over the term of the senior secured notes and included as finance costs. Net proceeds from the senior secured notes were used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 15, 2020.
The senior secured notes are secured on a second lien basis by a general security agreement from the Company by the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The senior secured notes are redeemable by the Company in whole or in part, for cash:

i)
At any time prior to December 1, 2021 at a redemption price equal to 100% of the aggregate principal amount of the senior secured notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to December 1, 2021 discounted at the treasury yield plus 50 basis points.

ii)
On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior secured notes:

December 1, 2021               107.125%
December 1, 2022 and thereafter    100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $1.4 million on initial recognition of the senior secured notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The change in fair value between the initial recognition date and September 30, 2019 was not significant.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at September 30, 2019.
The fair market value of the senior secured notes as at September 30, 2019 is $325 million.
$450 million Senior Secured Credit Facility
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at September 30, 2019.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. The Company’s current interest charges and fees are as follows: LIBOR plus margin of 3.25% on the term loan and any amounts drawn from the revolving credit facility, LIBOR plus margin of 2.17% on non-financial letters of credit secured by the revolving credit facility and 0.8125% standby fees on the available and undrawn portion of the revolving credit facility.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

The TARCA is secured on a first lien basis by a general security agreement from the Company, the Company's real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The term loan is presented net of transaction costs of $2.6 million incurred in conjunction with the amendment. The transaction costs will be recognized over the term of the term loan. Fees of $3.2 million relating to the undrawn revolving credit facility have been recorded in other assets and will be amortized over the term of the TARCA.
No amounts were drawn down under the revolving credit facility in the three and nine months ended September 30, 2019 and as at September 30, 2019, the balance is nil.
In September 2019, the Company established an at-the-market equity program (the “ATM Program”) which allows the Company to issue up to $125 million worth of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. No common shares have been issued under the ATM as at October 31, 2019. The ATM Program will be effective until September 26, 2021.
Capital Resources

	September 30, 2019	December 31, 2018
Cash and cash equivalents and term deposits	$134.9	$293.0
Working capital	203.5	373.0
Restricted collateralized accounts	—	0.3

At September 30, 2019, the Company had unrestricted cash and cash equivalents and term deposits of $134.9 million compared to $293.0 million at December 31, 2018. The decrease is primarily due to cash used in the refinancing of the Company's $600 million 6.125% notes due December 2020.
At September 30, 2019, the Company has $181 million available under its $250 million revolving credit facility. As at September 30, 2019, the Company has outstanding EUR 57.7 million ($62.8 million) in non-financial letters of credit. In October 2019, an additional CAD 0.4 million ($0.3 million) in non-financial letters of credit were outstanding. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations. The non-financial letters of credit reduce availability under the revolving credit facility by corresponding amounts. Concurrent to the establishment of the facility, $10.6 million of restricted cash was released that had previously been held to secure letters of credit.
Working capital at September 30, 2019 excludes $12.6 million of assets and $4.2 million of liabilities relating to Vila Nova that have been classified as held-for-sale.
Management believes that the working capital of $203.5 million as at September 30, 2019, together with future cash flows from operations and access to the undrawn revolving credit facility, if required, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Contractual Obligations
Material contractual obligations as at September 30, 2019 are outlined below.

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt (1)	33.3	133.3	333.3	—	$500.0
Purchase obligations	29.9	2.0	0.6	—	32.5
Lease commitments	10.9	16.6	3.4	1.3	32.3
Mineral properties	5.9	12.0	11.9	19.1	48.9
Totals	$80.1	$164.0	$349.2	$20.4	$613.7
(1) Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Purchase obligations relate primarily to mine development expenditures at Olympias and mine operating costs at Kisladag. Upon adoption of IFRS 16, leases for various assets including equipment, offices and properties that had previously been classified as operating or financing leases under IAS 17 have been combined into a single classification line above. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. The table does not include interest on debt.

Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2019	158,839,855
- as of October 31, 2019	158,839,855
Share purchase options - as of September 30, 2019 (Weighted average exercise price per share: CAD$14.39)	5,949,064
(1) Includes Treasury Stock.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this MD&A, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating costs per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Production costs	$84.8	$56.1	$237.6	$209.1
Stratoni production costs	(13.4)	(4.3)	(40.1)	(26.2)
Production costs – excluding Stratoni	71.4	51.8	197.6	182.9
By-product credits	(11.5)	(2.6)	(33.4)	(24.2)
Royalty expense and production taxes	(4.3)	(0.6)	(10.0)	(5.2)
Cash operating costs	$55.6	$48.6	$154.2	$153.5
Gold ounces sold	99,241	64,589	256,000	245,400
Cash operating costs per ounce sold	$560	$754	$602	$625

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended September 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$27.3	($0.3)	$0.1	($12.7)	$14.3	35,881	$399
Lamaque (2)	15.6	(0.2)	—	(0.5)	14.9	31,122	480
Efemcukuru	12.4	(0.9)	3.5	0.1	15.1	25,583	591
Olympias	17.7	(10.1)	2.3	1.4	11.2	6,655	1,678
Total consolidated	$72.9	($11.5)	$5.9	($11.8)	$55.6	99,241	$560
(1) Inventory change adjustments result from timing differences between when inventory is produced and when it is sold. The negative change related to Kisladag reflects mining, crushing and stacking costs that were allocated to heap leach inventory in the period and will be expensed in future periods when the related ounces are recovered and sold.
(2) Excludes ounces sold and associated costs for pre-commercial production sales.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the nine months ended September 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$64.9	($0.8)	$0.3	($24.8)	$39.4	89,208	$442
Lamaque (2)	31.8	(0.4)	0.1	(4.0)	27.5	55,452	496
Efemcukuru	36.6	(2.0)	11.5	1.8	47.8	80,222	596
Olympias	50.7	(30.2)	7.8	11.1	39.4	31,118	1,268
Total consolidated	$184.0	($33.4)	$19.6	($16.0)	$154.2	256,000	$602
(1) Inventory change adjustments result from timing differences between when inventory is produced and when it is sold. The negative change related to Kisladag reflects mining, crushing and stacking costs that were allocated to heap leach inventory in the period and will be expensed in future periods when the related ounces are recovered and sold. The positive change related to Olympias reflects a build-up of concentrate inventory in late 2018 that was sold in early 2019.
(2) Excludes ounces sold and associated costs for pre-commercial production sales.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended September 30, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$9.3	($0.3)	$0.1	$21.1	$30.2	34,069	$890
Efemcukuru	10.3	(0.5)	1.4	(0.6)	$10.6	23,104	$456
Olympias	16.3	(1.8)	1.8	(8.5)	$7.8	7,416	$1,058
Total consolidated	$35.9	($2.6)	$3.3	$12.0	$48.6	64,589	$754
(1) Inventory change adjustments result from timing differences between when inventory is produced and when it is sold. The positive change relating to Kisladag reflects mining, crushing and stacking costs incurred in previous periods that were allocated to heap leach inventory. These costs are recognized in the period shown as the related ounces are produced and sold. The negative change related to Olympias reflects a build-up of concentrate inventory in late 2018 that was sold in early 2019.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the nine months ended September 30, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$51.1	($0.9)	$0.5	$47.6	$98.3	143,539	$685
Efemcukuru	33.6	(2.4)	4.8	1.2	$37.2	73,957	$503
Olympias	46.3	(20.9)	6.1	(13.5)	$18.0	27,904	$643
Total consolidated	$131.0	($24.2)	$11.4	$35.3	$153.5	245,400	$625
(1) Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.The positive change relating to Kisladag reflects mining, crushing and stacking costs incurred in previous periods that were allocated to heap leach inventory. These costs are recognized in the period shown as the related ounces were produced and sold. The negative change related to Olympias reflects a build-up of concentrate inventory in late 2018 that was sold in early 2019.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. The Company defines total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. The Company discloses total cash costs and total cash costs per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Cash operating costs	$55.6	$48.6	$154.2	$153.5
Royalties and production taxes	4.3	0.6	10.0	5.2
Total cash costs	$59.9	$49.2	$164.2	$158.7
Gold ounces sold	99,241	64,589	256,000	245,400
Total cash costs per ounce sold	$603	$762	$641	$647

All-in Sustaining Costs
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure (including capitalized stripping and underground mine development), sustaining leases (cash basis), exploration and evaluation cost related to current operations (including capitalized evaluation costs), corporate expenses and reclamation cost accretion and amortization related to current operations. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q3 2019 (1)	Q3 2018	YTD 2019 (1)	YTD 2018
Total cash costs	$59.9	$49.2	$164.2	$158.7
Corporate and allocated G&A	7.8	8.8	26.1	32.1
Exploration and evaluation costs	3.4	0.9	5.7	1.5
Reclamation costs and amortization	1.3	0.6	3.2	2.4
Sustaining capital expenditure	30.0	12.1	56.3	37.2
AISC	$102.3	$71.6	$255.5	$231.9
Gold ounces sold	99,241	64,589	256,000	245,400
AISC per ounce sold	$1,031	$1,112	$998	$944
(1) Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration cost	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$14.3	$1.4	$15.7	$—	$—	$0.7	$3.9	$20.3	35,881	$566
Lamaque (1)	14.9	0.7	15.6	—	2.3	0.1	15.9	33.9	31,122	1,089
Efemcukuru	15.1	1.4	16.6	—	1.0	0.2	5.2	23.0	25,583	900
Olympias	11.2	0.8	12.0	—	0.1	0.3	4.9	17.3	6,655	2,598
Corporate (2)	—	—	—	7.8	—	—	—	7.8	—	78
Total consolidated	$55.6	$4.3	$59.9	$7.8	$3.4	$1.3	$30.0	$102.3	99,241	$1,031
(1) Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.
(2) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration cost	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$39.4	$2.6	$42.1	$0.1	$—	$1.6	$8.0	$51.8	89,208	$580
Lamaque (1)	27.5	1.5	29.0	—	3.3	0.1	21.2	53.7	55,452	968
Efemcukuru	47.8	3.9	51.7	0.1	2.3	0.6	14.2	68.9	80,222	859
Olympias	39.4	1.9	41.4	—	0.1	0.9	12.9	55.3	31,118	1,776
Corporate (2)	—	—	—	25.8	—	—	—	25.8	—	101
Total consolidated	$154.2	$10.0	$164.2	$26.1	$5.7	$3.2	$56.3	$255.5	256,000	$998
(1) Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.
(2) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2018:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration cost	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$30.2	$0.1	$30.3	$0.5	$—	$0.2	$3.3	$34.3	34,069	$1,010
Efemcukuru	10.6	0.4	11.0	0.4	0.4	0.2	5.7	17.7	23,104	766
Olympias	7.8	0.1	7.9	0.7	0.5	0.2	3.1	12.4	7,416	1,688
Corporate (1)	—	—	—	7.2	—	—	—	7.2	—	111
Total consolidated	$48.6	$0.6	$49.2	$8.8	$0.9	$0.6	$12.1	$71.6	64,589	$1,112
(1) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2018:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration cost	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$98.3	$2.5	$100.8	$2.4	$—	$1.1	$13.6	$117.9	143,539	$821
Efemcukuru	37.2	1.8	39.0	1.3	0.7	0.6	15.3	56.9	73,957	769
Olympias	18.0	0.9	18.9	2.3	0.8	0.7	8.3	31.0	27,904	1,107
Corporate (1)	—	—	—	26.1	—	—	—	26.1	—	106
Total consolidated	$153.5	$5.2	$158.7	$32.1	$1.5	$2.4	$37.2	$231.9	245,400	$944
(1) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
General and administrative expenses (from consolidated statement of operations)	$7.4	$10.9	$22.7	$33.1
Add:
Share based payments	2.7	1.6	8.1	5.7
Defined benefit pension plan expense from corporate and operating gold mines	0.5	0.2	1.6	2.3
Less:
General and administrative expenses related to non-gold mines and in-country offices(1)	(1.1)	(4.5)	(1.6)	(12.2)
Depreciation in G&A	(1.3)	—	(1.7)	—
Business development	(0.4)	(0.4)	(1.4)	(1.2)
Development projects	(0.1)	(0.6)	(1.9)	(1.8)
Adjusted corporate general and administrative expenses	$7.8	$7.2	$25.8	$26.1
Kisladag allocated G&A(1)	—	0.5	0.1	2.4
Efemcukuru allocated G&A(1)	—	0.4	0.1	1.3
Olympias allocated G&A(1)	—	0.7	—	2.3
Corporate and allocated general and administrative expenses per AISC	$7.8	$8.8	$26.1	$32.1
(1) In 2018, general and administrative expenses related to in-country offices that support operating mine sites are re-allocated to individual mine sites. In 2019, these expenses are included in production costs.

Reconciliation of exploration cost included in All-in Sustaining Costs:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Exploration and evaluation expense (from consolidated statement of operations)	$2.8	$8.0	$10.7	$26.7
Add:
Capitalized evaluation cost related to gold mines	2.9	0.9	5.2	1.5
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(2.4)	(8.0)	(10.2)	(26.7)
Exploration cost per AISC	$3.4	$0.9	$5.7	$1.5

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$0.6	$0.5	$1.9	$1.5
Add:
Depreciation related to asset retirement obligation assets	0.8	0.3	2.0	1.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.7)	(0.5)
Reclamation costs and amortization per AISC	$1.3	$0.6	$3.2	$2.4

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Cash Flow from Operations before Changes in Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement its consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of its cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest and sustaining leases. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Reconciliation of Sustaining Capital and Growth Capital:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Additions to property, plant and equipment (from notes to the condensed consolidated interim financial statements)	$45.0	$82.3	$114.7	$212.7
Capitalized evaluation expenditure	(3.2)	(0.8)	(8.2)	(4.5)
Growth and development project capital expenditure	(8.2)	(59.4)	(40.2)	(158.2)
Capitalized interest	—	(9.8)	(3.8)	(24.0)
Sustaining leases	(1.4)	—	(1.4)	—
Sustaining capital expenditure Stratoni (1)	(2.3)	—	(4.7)	—
Sustaining capital expenditure at operating gold mines	$30.0	$12.2	$56.3	$26.0
(1) Base metals production

Average Realized Price per ounce sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Average Realized Price per ounce sold is reconciled for the periods presented as follows:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Revenue	$172.3	$81.1	$426.0	$366.1
Less non-gold revenue	($22.1)	($5.1)	($70.4)	($53.3)
Gold revenue	$150.2	$76.0	$355.6	$312.8
Gold oz sold	99,241	64,589	256,000	245,400
Average realized price per ounce sold	$1,513	$1,177	$1,389	$1,274

Adjusted Net Earnings (Loss)
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; foreign exchange on deferred tax balances; gain (loss) on sale of securities; gain (loss) on disposal of assets; other write-down of assets; transaction costs and executive severance payments, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share.

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net earnings (loss) attributable to shareholders of the Company	$4.2	($128.0)	($10.6)	($143.7)
Loss (gain) on disposal of assets, net of tax	0.2	—	(7.2)	(0.1)
Loss (gain) on available-for-sale securities, net of tax	—	—	—	0.2
Loss (gain) on foreign exchange translation of deferred tax balances	3.4	17.4	8.9	38.9
Other write-down of assets, net of tax	—	(5.4)	—	1.1
Write-down of inventory, net of tax	(0.3)	—	1.3	—
Severance, net of tax	—	—	1.1	—
Transaction costs, net of tax(1)	—	—	3.6	—
Impairment (reversal) of property, plant and equipment, net of tax	—	94.1	(11.7)	94.1
Total adjusted net earnings (loss)	$7.5	($21.9)	($14.7)	($9.5)
Weighted average shares outstanding	158,462	158,294	158,409	158,434
Adjusted net earnings (loss) per share ($/share)	$0.05	($0.14)	($0.09)	($0.06)
(1) $3.6 million of unamortized transaction costs relating to the debt redeemed in June 2019 were expensed in full in Q2 2019.

Earnings Before Interest, Taxes and Depreciation and Amortization ("EBITDA"), Adjusted Earnings Before Interest, Taxes and Depreciation and Amortization (" Adjusted EBITDA")
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019 by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Earnings (loss) before income tax	$19.0	($130.0)	$14.8	($119.8)
Depreciation, depletion and amortization(1)	41.3	20.3	102.9	83.9
Interest income	(0.3)	(2.2)	(2.4)	(5.7)
Finance costs	13.2	0.8	37.3	8.1
EBITDA	$73.2	($111.2)	$152.6	($33.5)
Share-based payments	2.7	1.6	8.1	5.7
(Gain) loss on disposal of assets	—	—	(7.0)	(0.1)
Severance costs	—	—	1.1	—
Proceeds on pre-commercial production sales, net	—	(3.9)	12.2	1.3
Impairment (reversal of impairment) of mining interests	—	117.6	(11.7)	117.6
Adjusted EBITDA	$75.9	$4.1	$155.2	$91.0
(1) Includes depreciation within general and administrative expenses.

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Working capital for the periods highlighted is as follows:

	As at September 30, 2019	As at December 31, 2018
Current assets	$367.3	$514.7
Current liabilities	163.9	141.7
Working capital	$203.5	$373.0

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Managing Risk
In its exploration, development and mining of mineral deposits, the Company is subject to various, significant risks. Several of these financial and operational risks could have a significant impact on the Company's cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of the Company's properties; the updating of resource and reserve models and life of mine plans; foreign exchange risks; regulatory; financing; tax as well as health, safety, and environmental risks. These risks are not the only risks and uncertainties the Company faces. Risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of the Company's business and share price, refer to the section 'Risk Factors in Our Business' in the Company’s current AIF for the year ended December 31, 2018, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2019 include the following:

•
Following the refinancing of the Company's debt in June 2019, management believes that the working capital at September 30, 2019, together with expected cash flows from operations and access to the undrawn credit facility, if required, is sufficient to support the Company's planned and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans.

•
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at September 30, 2019, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America and the United Kingdom. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. During 2019, Turkey's sovereign credit ratings have been downgraded, followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. As at September 30, 2019, the Company holds less than 8% of its cash in financial institutions in Turkey. The credit risk associated with financial institutions in other jurisdictions continues to be considered as low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.

•
The Company sells gold in U.S. dollars, but incurs costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Brazilian Real, Euros, and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can impact production costs and capital expenditures, which can affect future cash flow, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As at September 30, 2019, approximately 83% of cash and cash equivalents is held in U.S. dollars. The amount of cash and cash equivalents held in Canadian dollars was 6% at September 30, 2019 to support operations at Lamaque following the commencement of commercial production in April 2019. The Company has a risk management policy that contemplates potential hedging of its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than it would have experienced if it had no hedges in place.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

•
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows. Subsequent to refinancing the Company's debt in June 2019, outstanding debt is in the form of senior notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. Borrowings under the Company’s senior credit facility, if drawn, are also at variable rates of interest. Borrowings at variable rates of interest expose the Company to interest rate cost and interest rate risk. The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such swaps in the future. There is no assurance that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than would have been experienced if the Company had no such swaps in place.

These are not the only risks that could have an effect on the Company's business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2018 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

Accounting Matters
Adoption of New Accounting Standards and Upcoming Changes
The accounting policies applied in the Company's unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2019 are the same as those applied in the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017 other than as described below.
a)IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company was permitted to elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by the underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17 'Leases'.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases in a similar economic environment).

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in property, plant and equipment	$11.3	$9.4	$20.7
Lease liabilities – current	3.0	2.7	5.6
Lease liabilities – non-current	6.5	6.2	12.7
Accounts receivable and other	81.0	(0.6)	80.4

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

January 1, 2019

Operating lease commitments at December 31, 2018	$64.7
Exclusion of arrangements to explore for or use minerals	(53.2)
Leases with low value at January 1, 2019	(1.7)
Leases with less than 12 months of remaining lease term at January 1, 2019	(0.9)
Arrangements reassessed as leases	3.1
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3.2)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8.8
The following is the new accounting policy for leases under IFRS 16:
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain re-measurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgment to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgment in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.

b)	IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no material impact on its unaudited condensed consolidated interim financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the Exchange Act of 1934 and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2018.
A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.
During the 2018 year-end audit process, a material weakness was identified in internal controls performed by Management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a $39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of the Company’s Olympias cash generating unit as at December 31, 2018. This overstatement was corrected in the Company’s financial statements prior to issuance by reducing the impairment charge in Q4 2018 from $370 million to $330 million ($248 million net of deferred tax recovery). There was no misstatement to prior period published consolidated financial statements.
Management’s Remediation Plan
Management believes this material weakness in internal controls is an isolated event and is not pervasive.
Management's remediation plan has been implemented and includes strengthening of the controls and processes to track and approve changes in the impairment models, particularly those relating to convention changes, and updating the control precision levels pertaining to logged changes to the impairment analysis.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the identification of the material weakness identified as at year ended December 31, 2018, and the associated remediation plan enhancements to the Company's internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Qualified Person
Mineral resources which are not mineral reserves do not have demonstrated economic viability. Except as otherwise noted, Paul Skayman, FAusIMM, the Company's Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to the Company's operating mines and development projects.

Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag through further metallurgical tests on deeper material, completion and results of waste stripping at Kisladag, improved production at Olympias, completion and results of construction and the PEA at Lamaque, achievement of conditions required to re-start full construction at Skouries, completion of construction at Skouries, planned capital and exploration expenditures; conversion of mineral resources to mineral reserves, sales of any common shares pursuant to the ATM program, our expectation as to our future financial and operating performance, including expectations around generating significant cash flow from operations, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; additional funding requirements; currency fluctuations;

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019 community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31, 2018 filed on SEDAR under the Company's name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions under SEC Industry Guide 7. In the United States, under SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies who report pursuant to SEC Industry Guide 7.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to Industry Guide 7.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2019

Corporate Information
Directors

George Albino [2,3]	Chair of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Pamela Gibson [1,3]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Paul Skayman	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Shane Williams	Senior VP Capital Projects and Greece & Quebec Operations
Christos Balaskas	VP and General Manager, Greece
David Bickford	VP and General Manager, Turkey
Nicolae Stanca	VP and General Manager, Romania
Lincoln Silva	VP and General Manager, Brazil
Cara Allaway	VP Finance
Peter Lewis	VP Exploration
Andor Lips	VP European Strategy & Corporate Sustainability
Lisa Ower	VP Human Resources

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager, Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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